Exhibit 12.1

Orbitz Worldwide, Inc.
Statement of Earnings to Fixed Charges

	Nine Months Ended	Year Ended	Year Ended	Year Ended	Year Ended	Year Ended
(in millions)	September 30, 2013	December 31, 2012	December 31, 2011	December 31, 2010	December 31, 2009	December 31, 2008

Loss before income taxes and minority interest	$(5)	$(299)	$(35)	$(56)	$(328)	$(301)

Plus fixed charges:
Interest expense	35	37	41	45	58	66
Capitalized interest	—	—	—	—	—	1
Amortization of loan costs	—	—	—	—	—	1
Estimated interest within rental expense	2	2	2	2	2	2
Fixed charges	37	39	43	47	60	70

Plus amortization of capitalized interest	—	—	—	1	1	0

Less capitalized interest	—	—	—	—	—	(1)

Less non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—	—	—	—	—

Earnings	32	(260)	8	(8)	(267)	(232)

Fixed charges	37	39	43	47	60	70

Ratio of earnings to fixed charges (a)	(a)	(a)	(a)	(a)	(a)	(a)

(a)
The ratio of earnings to fixed charges was less than 1:1 for each period presented above. The Company would have needed additional earnings of $5 million, $298 million, $35 million, $55 million, $327 million, and $301 million for the nine months ended September 30, 2013, the year ended December 31, 2012, the year ended December 31, 2011, the year ended December 31, 2010, the year ended December 31, 2009 and the year ended December 31, 2008, respectively, to achieve coverage of 1:1.